UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                --------------

                           AMENDMENT TO SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.     1     )


                           Mondeo Investments, Inc.
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                               (Name of Issuer)

                       Common Stock, $0.0001 par value
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                        (Title of Class of Securities)

                                 609208 10 3
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                                (CUSIP Number)

                                 William Tay
                              305 Madison Avenue
                                  Suite 1166
                              New York, NY 10165
                                (917) 591-2648
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(Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                March 14, 2007
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           (Dates of Events which Require Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

-----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                SCHEDULE 13D/A


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     William Tay

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     N/A
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     US
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               7    SOLE VOTING POWER

                    0
               ----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     ----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
-------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

     N/A
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.00%
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14   TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



ITEM 1.      SECURITY ISSUER.


(a) The security to which this statement relates is the common stock, $.0001 par value per share (the "Common Stock"), of Mondeo Investments, Inc., a Delaware Corporation (the "Company" or "Issuer").

(b)   The Company may be reached at the following address:

Mondeo Investments, Inc.
Attn: Mr. Michael Nguyen
818 SW 3rd Ave.
Suite 141
Portland, Oregon 97204

ITEM 2.      IDENTITY AND BACKGROUND.


(a) Name:

       William Tay

(b) Residence or business address:

       305 Madison Avenue
       Suite 1166
       New York, NY 10165

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

       Business consultant and private investor.

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;

       William Tay has not been convicted in a criminal proceeding within the last 5 years.

(e) Whether or not, during the past five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

       William Tay has not been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on findings any violation with respect to such laws.

(f) Citizenship

       US


ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


The Reporting Person, William Tay, sold 1,390,000 shares of the Issuer in a private transaction and received the sum of $40,000. After the sale, Mr. Tay owns no shares of the common stock of the Issuer.


ITEM 4.      PURPOSE OF TRANSACTION.


Mr. Tay no longer has any affiliation with the Issuer.


ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.


(a) William Tay beneficially owns no shares of the Issuer's Common Stock.


(b) The responses of each Reporting Person to Items 7 though 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Common Stock are incorporated herein by reference.


(c) Not applicable.

(d) Not applicable.


(e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.



ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.


    Exhibit 1: Share Purchase Agreement, dated March 11, 2007, between
               William Tay and Michael Nguyen.

                                  SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 15, 2007
-----------------------------------
Date

/s/  William Tay
-----------------------------------
Signature

William Tay
-----------------------------------
Name and Title

EXHIBIT 1

                           SHARE PURCHASE AGREEMENT

       This Agreement made as of the 11th day of March, 2007 ("Agreement"), by and between WILLIAM TAY, with an address at P.O. Box 42198, Philadelphia, Philadelphia, PA 19101 ("Seller"), and MICHAEL NGUYEN with an address at 818 SW 3rd Ave, Suite 141, Portland, Oregon 97204 ("Purchaser").


                             W I T N E S S E T H:

       WHEREAS, Seller is the record owner and holder of 1,390,000 Common Shares, par value $.0001 par value, CUSIP No. 609208 10 3 (the "Shares"), of MONDEO INVESTMENTS, INC., a Delaware corporation ("Corporation"), which Corporation has 1,390,000 shares of common stock, issued and outstanding as of the date of this Agreement, as more fully described in the attached Exhibit A.

       WHEREAS, Purchaser desires to purchase all 1,390,000 of the Shares from Seller, which constitutes 100% of the Corporation's issued and outstanding shares as of the date of this Agreement and Seller desires to sell such Shares upon the terms and conditions hereinafter set forth;

       NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained in this Agreement, and in order to consummate the purchase and sale of the Corporation's Shares, it is hereby agreed, as follows:

       1. PURCHASE AND SALE OF SHARES. Subject to the terms and conditions of this Agreement, Purchaser agrees to purchase at the Closing and the Seller agrees to sell to Purchaser at the Closing, 1,390,000 of Seller's Shares for a total price of Forty Thousand and 00/100 dollars ($40,000.00) (the "Purchase Price").

       2. GOOD FAITH DEPOSIT. At the signing of this Agreement, Purchaser agrees to wire transfer to an account to be designated by Seller, the sum of Four Thousand and 00/100 dollars ($4,000.00) as an initial deposit to Seller. At the Closing, as defined below, Purchaser will pay the balance of the Purchase Price, Thirty-Six Thousand and 00/100 dollars ($36,000.00) to Seller by wire transfer.

       3. CLOSING. The purchase and sale of the Shares shall take place on or before March 21, 2007; at such time and place as the Purchaser and Seller mutually agree upon orally or in writing (which time and place are designated as the "Closing"). At Closing, Purchaser shall deliver to Seller, in cash, by wire transfer to an account to be designated by Seller, the balance of the Purchase Price in the amount of Thirty-Six Thousand and 00/100 dollars ($36,000.00), and Seller will immediately deliver the following to Purchaser:
(A) the certificates representing the Shares transferred hereunder, duly endorsed for transfer to the Purchaser or accompanied by appropriate stock powers, (B) the original of the Certificate of Incorporation and bylaws, (C) all corporate books and records (including all accounting records and SEC filings to date); and (D) written resignations of incumbent directors and officers of the Corporation.

       4.    REPRESENTATIONS   AND  WARRANTIES  OF  SELLER.   Seller,  as  sole
director and officer of Corporation, hereby represents and warrants to Purchaser that:

       (i) Corporation is a corporation duly organized and validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to carry on the business it is now being conducted. Corporation and/or Seller do not require any consent and/or authorization, declaration or filing with any government or regulatory authority to undertake nay actions herein;
       (ii) Corporation has filed with the United States Securities and Exchange Commission (`SEC") a registration statement on Form 10-SB effective pursuant to the Securities Exchange Act of 1934 and is a reporting company pursuant to Section 12(g) thereunder.
       (iii) Corporation has timely filed and is current on all reports required to be filed by it pursuant to Sections 13 and 15 of the Securities Exchange Act of 1934.

       (iv) Corporation is newly formed with no financial information available other than the financial information included in its SEC filings;
       (v) There are no legal actions, suits, arbitrations, or other administrative, legal or governmental proceedings threatened or pending against the Corporation and/or Seller or against the Seller or other employee, officer, director or stockholder of Corporation. Additionally, Seller is not aware of any facts which may/might result in or form a basis of such action, suit, arbitration or other proceeding on any basis whatsoever;
       (vi) The Corporation has no subsidiaries or any direct or indirect ownership interest in any other corporation, partnership, association, firm or business in any manner;
       (vii) The Corporation and/or Seller does not have in effect nor has any present intention to put into effect any employment agreements, deferred compensation, pension retirement agreements or arrangements, options arrangements, bonus, stock purchase agreements, incentive or profit-sharing plans;
       (viii)No person or firm has, or will have, any right, interest or valid claim against the Corporation for any commission, fee or other compensation in connection with the sale of the Shares herein as a finder or broker or in any similar capacity as a result of any act or omission by the Corporation and/or Seller or anyone acting on behalf of the Corporation and/or Seller;
       (ix)  The  business  and operation of the Corporation has  and  will  be conducted in accordance with all applicable laws, rules, regulations, judgments. Neither the execution, delivery or performance of this Agreement (A) violates the Corporation's by-laws, Certificate of Incorporation, Shareholder Agreements or any existing resolutions; and, (B) will cause the Corporation to lose any benefit or any right or privilege it enjoys under the Securities Act ("Act") or other applicable state securities laws;
       (x) Corporation has not conducted any business and/or entered into any agreements with third-parties;
       (xi) This Agreement has been duly executed and delivered by constitutes a valid and binding instrument, enforceable in accordance with its terms and does not conflict with or result in a breach of or in violation of the terms, conditions or provisions of any agreement, mortgage, lease or other instrument or indenture to which Corporation and/or Seller a party or by which they are bound;
       (xii) Seller is the legal and beneficial owner of the Shares and has good and marketable title thereto, free and clear of any liens, claims, rights and encumbrances;
       (xiii)Seller warrants that the Corporation being transferred shall be transferred with no liabilities and little or no assets, and shall defend and hold Purchaser and the Corporation harmless against any action by any third party against either of them arising out of, or as a consequence of, any act or omission of Seller or the Corporation prior to, or during the closing contemplated by this contract of sale; and,
       (xiv) The information contained on Exhibit A is true and correct.

       5. REPRESENTATIONS AND WARRANTIES OF PURCHASER. Purchaser hereby represents and warrants to Seller that:

       (i)   Purchaser has the power and authority to  execute and deliver this
                    Agreement, to perform his obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Purchaser and constitutes a valid and binding instrument, enforceable in accordance with its terms;
       (ii)  The execution, delivery and performance  of  this  Agreement is in compliance with and does not conflict with or result in a breach of or in violation of the terms, conditions or provisions of any agreement, mortgage, lease or other instrument or indenture to which Purchaser is a party or by which Purchaser is bound;
       (iii) At no time was Purchaser presented with or solicited by or through any leaflet, public promotional meeting, television advertisement or any other form of general solicitation or advertising; and,

       (iv)  Purchaser is purchasing  the Shares solely for his own account for the purpose of investment and not with a view to, or for sale in connection with, any distribution of any portion thereof in violation of any applicable securities law.
       (v)   The  Purchaser  is  an "accredited investor" as defined under Rule
                    501 under the Securities Act.
       (vi)  Purchaser hereby agrees  that  such shares are restricted pursuant to Rule 144 and therefore subject to Rule 144 resale requirements.

       6. NOTICES. Notice shall be given by certified mail, return receipt requested, the date of notice being deemed the date of postmarking. Notice, unless either party has notified the other of an alternative address as provided hereunder, shall be sent to the address as set forth herein:

                    Seller:             William Tay
                                        P.O. Box 42198
                                        Philadelphia, PA 19101

                    Purchaser:          Michael Nguyen
                                        818 SW 3rd Ave, Suite 141
                                        Portland, Oregon 97204

       7. GOVERNING LAW. This Agreement shall be interpreted and governed in accordance with the laws of the State of Delaware. The parties herein waive trial by jury. In the event that litigation results or arise out of this Agreement or the performance thereof, the parties agree that the prevailing party is entitled to reimbursement for the non-prevailing party of reasonable attorney's fee, costs, expenses, in addition to any other relief to which the prevailing party may be entitled.

       8. CONDITIONS TO CLOSING. The Closing is conditioned upon the fulfillment by the Seller of the satisfaction of the representations and warranties made herein being true and correct in all material respects as of the date of Closing.

       9. SEVERABILITY. In the event that any term, covenant, condition, or other provision contained herein is held to be invalid, void or otherwise unenforceable by any court of competent jurisdiction, the invalidity of any such term, covenant, condition, provision or Agreement shall in no way affect any other term, covenant, condition or provision or Agreement contained herein, which shall remain in full force and effect.

       10. ENTIRE AGREEMENT. This Agreement contains all of the terms agreed upon by the parties with respect to the subject matter hereof. This Agreement has been entered into after full investigation.

       11. INVALIDITY. If any paragraph of this Agreement shall be held or declared to be void, invalid or illegal, for any reason, by any court of competent jurisdiction, such provision shall be ineffective but shall not in any way invalidate or effect any other clause, Paragraph, section or part of this Agreement.

       12. GENDER AND NUMBER; SECTION HEADINGS. Words importing a particular gender mean and include the other gender and words importing a singular number mean and include the plural number and vice versa, unless the context clearly indicated to the contrary. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

       13. AMENDMENTS. No amendments or additions to this Agreement shall be binding unless in writing, signed by both parties, except as herein otherwise provided.

       14. ASSIGNMENT. Neither party may assign this Agreement without the express written consent of the other party. Any agreed assignment by the Seller shall be effectuated by all the necessary corporate authorizations and governmental and/or regulatory filings.

       15. CLOSING DOCUMENTS. Seller and Purchaser agree, at any time, to execute, and acknowledge where appropriate, and to deliver any and all documents/instruments, and take such further action, which may necessary to carry out the terms, conditions, purpose and intentions of this Agreement. This paragraph shall survive the Closing.

       16. EXCLUSIVE AGREEMENT; AMENDMENT. This Agreement supersedes all prior agreements or understandings among the parties with respect to its subject matter with respect thereto and cannot be changed or terminated orally.

       17. FACSIMILE SIGNATURES. Execution of this Agreement and delivery of signed copies thereof by facsimile signatures from the parties hereto or their agents is acceptable to the parties who waive any objections or defenses based upon lack of an original signature.

       18. PUBLICITY. Except as otherwise required by law, none of the parties hereto shall issue any press release or make any other public statement, in each case relating to, connected with or arising out of this Agreement or the matters contained herein, without obtaining the prior approval of the other to the contents and the manner of presentation and publication thereof.

       IN WITNESS WHEREOF, and intending to be legally bound, the parties hereto have signed this Agreement by their duly authorized officers the day and year first above written.


                                        /s/ Michael Nguyen
                                        -------------------------------
                                        Michael Nguyen



                                        /s/ William Tay
                                        -------------------------------
                                        William Tay